UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Cohen & Steers REIT and Utility Income Fund, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

19247Y108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19247Y108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,144,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,144,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,144,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 19247Y108

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,144,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,144,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,144,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 19247Y108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,034,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,034,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 19247Y108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,507,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,507,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 19247Y108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 19247Y108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 601,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 601,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 601,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 19247Y108

1	NAME OF REPORTING PERSON WILLIAM J. ROBERTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 512.798 **
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 512.798 **
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512.798 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 19247Y108

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 19247Y108

1	NAME OF REPORTING PERSON LYNN D. SCHULTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100 **
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100 **
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 19247Y108

The following constitutes Amendment No. 2 the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2(a) is hereby amended to add the following:

(a)           On March 3, 2008, Lynn D. Schultz executed a Joinder Agreement to the Joint Filing and Solicitation Agreement entered into on January 22, 2008 (the "Joint Filing Agreement") by the Reporting Persons, whereby Ms. Schultz agreed to be bound by the terms of the Joint Filing Agreement. Accordingly, Ms. Schultz shall be deemed to be a Reporting Person following such date.

Item 2(b) is hereby amended to add the following:

(b)           The principal business address of Ms. Schultz is c/o Western Investment LLC, 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.

Item 2(c) is hereby amended to add the following:

(c)	The principal occupation of Ms. Schultz is psychotherapist.

Item 2(f) is hereby amended to add the following:

(f)           Ms.Schultz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,144,400 Shares beneficially owned by WILLC is approximately $65,620,986, including commissions. The Shares beneficially owned by WILLC consist of 900 Shares that were acquired with WILLC's working capital, 1,034,400 Shares that were acquired with WIHP's working capital, 1,507,400 Shares that were acquired with WIAP's working capital and 601,700 Shares that were acquired with WITRP's working capital.

The aggregate purchase price of the 512.798 Shares beneficially owned by Mr. Roberts is approximately $9,482.  The Shares beneficially owned by Mr. Roberts consist of 385 Shares that were acquired with Mr. Roberts’ personal funds and 127.798 Shares that were acquired through the Issuer’s dividend reinvestment plan.

The 100 Shares owned by Ms. Schultz were a gift from WILLC.

CUSIP NO. 19247Y108

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 58,858,135 Shares outstanding, which is the total number of Shares outstanding as of February 11, 2008, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 15, 2008.

As of the date hereof, WIHP, WIAP and WITRP beneficially own 1,034,400, 1,507,400 and 601,700 Shares, respectively, representing approximately 1.8%, 2.6% and 1.0%, respectively, of the Shares outstanding.  WILLC beneficially owns 3,144,400 Shares, constituting approximately 5.3% of the Shares outstanding. Mr. Lipson beneficially owns 3,144,400 Shares, constituting approximately 5.3% of the Shares outstanding.  WITRL does not currently beneficially own any Shares.  As members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Western Group may be deemed to beneficially own the approximately 613 Shares beneficially owned in the aggregate by the other Reporting Persons.  The Western Group disclaims beneficial ownership of such Shares.

Mr. Roberts directly owns approximately 513 Shares, constituting less than 1% of the Shares outstanding.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Roberts may be deemed to beneficially own the 3,144,500 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Roberts disclaims beneficial ownership of such Shares.

Mr. Crouse does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Crouse may be deemed to beneficially own the approximately 3,145,013 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Crouse disclaims beneficial ownership of such Shares.

Ms. Schultz directly owns 100 Shares constituting less than 1% of the Shares outstanding.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Ms. Schultz may be deemed to beneficially own the approximately 3,144,913 Shares beneficially owned in the aggregate by the other Reporting Persons.  Ms. Schultz disclaims beneficial ownership of such Shares.

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP, WIAP and WITRP by virtue of their respective positions as described in Item 2.

Mr. Roberts is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by him.

Ms. Schultz is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by her.

CUSIP NO. 19247Y108

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 3, 2008, Ms. Schultz executed a Joinder Agreement to the Joint Filing Agreement whereby Ms. Schultz agreed to be bound by the terms of the Joint Filing Agreement.  Ms. Schultz has also agreed in such Joinder Agreement to take all reasonable steps to request, all at WILLC’s sole cost and expense, a complete list of record and beneficial holders of the Issuer’s securities and related materials.  The Joinder Agreement is attached as exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joinder Agreement, dated March 3, 2008, by Lynn D. Schultz to the Joint Filing and Solicitation Agreement dated January 22, 2008 by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Fund Ltd., Western Investment Total Return Partners L.P., Arthur D. Lipson, William J. Roberts, and Matthew S. Crouse.

99.2	Power of Attorney for Lynn D. Schultz.

CUSIP NO. 19247Y108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 6, 2008	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC, Its General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC, Its Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC, Its Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

CUSIP NO. 19247Y108

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC, Its General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

/s/ Arthur D. Lipson
ARTHUR D. LIPSON as Attorney-in-fact for William J. Roberts

/s/ Matthew S. Crouse
MATTHEW S. CROUSE

/s/ Arthur D. Lipson
ARTHUR D. LIPSON as Attorney-in-fact for Lynn D. Schultz

CUSIP NO. 19247Y108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

WESTERN INVESTMENT HEDGED PARTNERS L.P.

27,000	17.9983	01/23/08
(9,200)	18.7026	02/11/08
(1,800)	18.9078	02/12/08
(2,800)	18.8216	02/13/08
500	17.7125	02/15/08

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

27,000	17.9983	01/23/08
(9,200)	18.7026	02/11/08
(1,900)	18.9078	02/12/08
(2,800)	18.8216	02/13/08
500	17.7125	02/15/08

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

65,200	17.8532	01/22/08
1,100	18.6925	01/24/08
500	17.7125	02/15/08

WESTERN INVESTMENT LLC

(100)*	N/A	02/2808

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

None

ARTHUR D. LIPSON

None

CUSIP NO. 19247Y108

WILLIAM J. ROBERTS

None

MATTHEW S. CROUSE

None

LYNN D. SCHULTZ

(100)*	N/A	02/2808

* Transferred as gift